
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 28, 2010

Paul A. Mieyal
Acting Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

> **Re:** **Nephros, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 1, 2010**
> **File No. 001-32288**

Dear Mr. Mieyal:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 2, page 5

1. Here and elsewhere in your document, as appropriate, please expand your disclosure to describe briefly the role Lambda Investors had in determining the terms of the rights offering. We note, for example, the disclosure in the section entitled "Determination of Offering Price" on page 38 of your registration statement on Form S-1 that was also filed on October 1, 2010.

2. We note your statement in the fifth paragraph of this section that you have filed a registration statement relating to the securities to be issued in the rights offering, that securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. Please expand to state that the registration statement has not yet become effective and to provide the name and address of a person or persons from whom a written prospectus for the rights offering meeting the

requirements of section 10 of the Securities Act of 1933 (other than a free writing prospectus as defined in Rule 405 of the Securities Act).

3.   Please expand to disclose that, if the rights offering is fully subscribed, Lambda Investors will own 67.2% of your outstanding common stock, as disclosed on page 47 of the registration statement on Form S-1.

4.   We note your disclosure in the third paragraph that in the rights offering, the subscription price per unit will be $.02. Please expand to disclose the market price of your common stock at the time the subscription price for the units was determined.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan at (202) 551-3269 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile):   Alexander M. Donaldson, Esq. — Wyrick Robbins Yates & Ponton LLP